Mail Stop 4561

September 10, 2008

Mr. Henryk Dabrowski
President and Director
Alternet Systems, Inc.
#610-815 West Hastings Street
Vancouver, BC, V6C 1B4

> **Re: Alternet Systems, Inc.**
> **Form 10-KSB and 10-KSB/A for the Fiscal Year Ended**
> **December 31, 2007**
> **Filed March 31, 2008 and September 9, 2008**
> **File No. 000-31909**

Dear Mr. Dabrowski:

        We have reviewed your amendment and response letter dated September 9, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 28, 2008.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures, page 16

1.   Please revise to provide the disclosures required by Item 308(T)(a)(2) and (3). In this regard, we note that you appear to have removed your conclusion regarding the effectiveness of your internal controls over financial reporting. We also note your disclosure that your evaluation of your disclosure controls and procedures was based on an evaluation using the criteria set forth in COSO. Please note that COSO is a framework used by management to evaluative the effectiveness of your internal control over financial reporting and not your disclosure controls and procedures.

Exhibits 31.1 and 31.2

2.   We note that you did not make the appropriate revisions to the certifications as noted in prior comment 3. As previously requested, revise your certifications as follows to comply with Item 601(b)(31) of Regulation S-B:

- Include the <u>entire</u> introductory language of paragraph 4 to indicate that "The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) <u>and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have</u>" and

- Include paragraph 4(c) of Item 601(b)(31) of Regulation S-B and ensure that you use the exact wording as provided in paragraph 4(c) (i.e., "Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation.").

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief